OMV Aktiengesellschaft

OMV Investor News

07025588

July 18, 2007
8.00am (BST) – 9.00am (CET)

082-03209

SUPPL

OMV announces successful oil production testing offshore UK

- **Promising oil testing of Rosebank appraisal well 205/1-1**
- **Completion of the well programme expected by November 2007**
- **Laying the groundwork for development and commercial assessment**

OMV, Central Europe's leading oil and gas group, today announces that its 100% subsidiary OMV (U.K.) Ltd, together with international partners, has successfully completed testing of the Rosebank oil and gas discovery in Faroe-Shetland Channel, West of Shetland. The 205/1-1 well, operated by Chevron, lies in 1,100 metres of water. During the production test, the well flowed at choked rates of 6,000 barrels of good quality oil per day. It is expected that the drilling programme will be completed by November 2007, after which analysis of the appraisal data will determine the future work programme for the discovery.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "We are delighted with this testing result. Rosebank lies at the heart of the exploration and production position OMV has built-up in the West of Shetland region and is good news from the UK, part of our E&P core region Northwestern Europe."

205/1-1 is the second appraisal well drilled in Rosebank as part of a three well programme to follow up the Rosebank discovery well. The rig is currently preparing to move to the third appraisal well location in the northern part of the structure to drill well 213/27-A2.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves are approximately 1.3 bn boe.

Background information:

Consortium partners in the 205/1-1 well	
Chevron Texaco (operator)	40%
Statoil (U.K.) Limited	30%
OMV (U.K.) Limited	20%
Dong Energy	10%

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Further information to 205/1-1

The 205/1-1 well, located in the southern part of the Rosebank structure, encountered over 25 metres of vertical oil pay in reservoir sands at a vertical depth of approximately 2,750 metres below sea level.

OMV (U.K.) Limited

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and 37 licenses. The average production is about 12,000 barrel of oil equivalent per day (boe/d).

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on six continents. OMV sells more than 14 bcm gas a year. OMV's Austrian gas hub Baumgarten annually transports approximately 47 bcm of gas. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and approx. 19% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2007** on August 16, 2007

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OMV Investor News

July 11, 2007
8.30am (BST) – 9.30am (CET)

OMV awarded three new exploration licenses in New Zealand

- **Further growth in New Zealand for OMV with three new offshore exploration licenses**
- **OMV consolidates position as major operator in New Zealand**
- **OMV is New Zealand's third largest gas producer since 2006**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, is strengthening its New Zealand portfolio with three new offshore exploration licenses in the Great South Basin on the south coast of New Zealand. The new offshore exploration licenses PEP 50119 (Blocks 5, 6 and 14), PEP 50120 (Block 13) and PEP 50121 (Blocks 11 and 12) lie in water depths ranging from 100 to over 1,000 metres. The operator, OMV New Zealand Limited, a wholly owned subsidiary of OMV, will be part of a joint venture. The licenses are granted for an initial term of five years. Work on the awarded licenses will commence at the beginning of 2008 with the acquisition of 2D seismic surveys.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "The Great South remains one of the world's least explored sedimentary basins and offers OMV the prospect of delivering additional natural resources for New Zealand and the opportunity to build upon its existing assets."

Growth continues

The new licenses cover a total area of 48,688 km². They are located in the Great South Basin, an area which has not had any drilling since 1987. Work on the blocks will commence early in 2008 with the acquisition of a 2D seismic survey.

OMV's existing petroleum mining assets – Pohokura, Maui and Maari – are located in the Taranaki Basin, on the west coast of New Zealand's North Island. Pohokura is the second largest gas field in New Zealand and covers circa 40% of the country's gas demand with its production of approximately 40,000 boe/d. In 2006, OMV, with its combined share of Maui and Pohokura gas production, became the third largest gas producer supplying approximately 11% of the New Zealand market. OMV, as operator of the Maari oil field, in conjunction with its joint venture partners (Todd Maari Ltd, Horizon Oil International Ltd and Cue Taranaki Pty Ltd), is currently developing the largest undeveloped oil field in New Zealand. Oil production from the

Maari field is planned to commence in 2008. The gross peak production of the Maari field is planned at 35,000 bbl/d. OMV's 69% share of Maari oil production, together with natural gas liquids from both the Pohokura and Maui fields, will make OMV the leading liquid hydrocarbon (oil and condensate) producer in New Zealand. OMV also has interests in nine other exploration licenses in the Taranaki and Northlands basins.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves are approximately 1.3 bn boe.

Background information:

Partners

OMV New Zealand Limited (operator)	36%
PTT EP Offshore Investment Company Ltd of Thailand	36%
Mitsui Exploration and Production Australia Pty Ltd (subsidiary of Mitsui/Japan)	28%

OMV in New Zealand

OMV has been active in Australia/New Zealand, one of OMV's six E&P core regions, since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. OMV's New Zealand activities are run by 46 employees in Wellington and the Maari project team in Perth. In New Zealand, OMV now currently has interests in 12 exploration licenses and in 3 petroleum mining licenses.



Auckland
South Pacific Ocean
WELLINGTON
NEW ZEALAND
Christchurch
Dunedin
PEP 50119
PEP 50121
PEP 50120
NEW ZEALAND
new offshore exploration permits: OMV (OP) 36%
present OMV permits
500 Kilometers

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June and Q2 2007** on August 16, 2007

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OMV Investor News

July 19, 2007
7.00am (BST) — 8.00am (CET)

Q2/07 Trading statement

This trading statement from OMV provides basic information for the quarter ended June 30, 2007, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q2/07 results will be reported on August 16, 2007. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07
Average Brent price in USD/bbl	69.59	69.60	59.60	57.76	**68.75**
Average Ural price in USD/bbl	64.84	65.81	56.48	54.26	**65.30**
Average EUR/USD FX rate	1.258	1.274	1.289	1.311	**1.348**
Average EUR/RON FX rate	3.517	3.542	3.479	3.381	**3.274**
Average USD/RON FX rate	2.796	2.779	2.702	2.580	**2.432**

Source: Reuters

Exploration and Production

	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07
Total hydrocarbon production in boe/d	322,000	310,000	329,000	322,000	**322,000**
thereof Petrom	202,000	197,000	205,000	202,000	**196,000**

Overall Group oil and gas production in Q2/07 was approximately 322,000 boe/d. The decline in Romania, mainly due to lower gas deliveries as a consequence of the high pressure in the gas pipeline network and due to some production losses because of technical reasons, was compensated by increased volumes in New Zealand and a further step-up of production in Yemen. OPEC quotas in Libya which were introduced in Q1/07 were raised slightly and the technical difficulties in Tunisia experienced in Q1/07 were resolved. The strengthening of the RON against both, the USD and EUR, and the weakening of the USD against the EUR continued, which impacted the businesses adversely. The differential between the realized crude price and Brent is expected to be higher than in Q1/07, resulting in a lower increase in crude price realizations than the increase in Brent would indicate. The average Romanian regulated gas price for producers in Q2/07 was USD 187.07/1,000 m³ (RON 455.0), compared to USD 154.05/1,000 m³ (RON 397.5) in Q1/07. Exploration expense is expected to be higher than in Q1/07.

Refining and Marketing

	Q2/06	Q3/06	Q4/06	Q1/07	Q2/07
NWE refining margin in USD/bbl [1]	6.19	5.20	2.85	4.11	**6.64**
Med Urals refining margin in USD/bbl [1]	6.99	5.38	4.02	5.70	**7.22**
OMV indicator refining margin in USD/bbl	6.12	4.52	3.76	5.25	**7.06**
Total refining sales in mn t	5.58	5.87	5.91	5.14	**5.13**

[1] Source: Reuters

Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions. The OMV indicator refining margin increased substantially in Q2/07, mainly driven by widening gasoline spreads. Higher oil prices led to positive inventory effects, but had an adverse impact on the cost for own fuel consumption particularly in Petrom. In Q2/07 refinery utilization was substantially impacted by several shutdowns: At Schwechat the repair of the crude unit was completed (shutdown of 22 days), at Burghausen a compressor in the steam cracker was out of operation (11 days) and at Arpechim the scheduled turnaround lasted approx. 6 weeks. Further, the extremely weak demand for heating oil in Central Europe led to significantly lower sales. This resulted in high stock levels limiting the flexibility of production. Petrochemicals margins were lower than in Q1/07 caused by the increase in oil price during the quarter. In Marketing the retail environment improved whereas the commercial business suffered from weaker middle distillate sales and margins.

Gas

Strong demand for transportation services continued in Q2/07. Storage sales showed the expected seasonal decline, but maintained a higher level than in Q2/06. Petrom managed to increase its sales volumes compared to Q2/06, however they were seasonally lower than in Q1/07. EconGas sales were at a similar level to Q2/06, however seasonally lower compared to Q1/07.

At-equity consolidated companies

Petrol Ofisi benefited from seasonally high demand, inventory effects due to increasing price levels and the Turkish lira (YTL) appreciation versus the USD. The P&L impact of the tax settlement payment (YTL 275 mn) between Petrol Ofisi and the Turkish Ministry of Finance was compensated by the receipt of indemnity payments from Dogan to OMV. Borealis continues to benefit from strong markets.

Identified special items

Net special charges during the quarter are not expected to be significant.

Tax rate

The tax rate in Q2/07 is expected to be below that of Q1/07, helped by a strong financial income.

For further information, please contact:

Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

END